SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

3 October 2003

03032759

03 OCT 21 AM 7:21

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Monica Poh (Ms)
Senior Legal Counsel

Encs.

dlw 10/28

/Announcement/Submission to SEC/MP/at

MASNET No. 21 OF 26.09.2003
Announcement No. 23

03 OCT 21 7:21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Eddy Tan Kah Hock
Date of notice to company:	25/09/2003
Date of change of interest:	22/08/2003
Name of registered holder:	Eddy Tan Kah Hock
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of options pursuant to Singapore Telecom Share Option Scheme 1999

Shares held in the name of registered holder

No. of shares of the change:	40,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.54
No. of shares held before change:	9,600
% of issued share capital:	
No. of shares held after change:	49,600
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		9,600
% of issued share capital:		
No. of shares held after change:		49,600
% of issued share capital:		
Total shares:		49,600

Submitted by Chan Su Shan (Ms), Company Secretary on 26/09/2003 to the SGX

MASNET No. 60 OF 01.10.2003
Announcement No. 65

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - BUYBACK OF BONDS

Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, SingTel Investments Private Limited, has purchased S$485 million of the S$1 billion bonds, due 2006, which SingTel issued in 2001. The bonds, with a coupon of 3.21 per cent per annum, were purchased at a price of 103.41 per cent of the nominal value of the bonds.

This purchase reduces the SingTel Group's gross debt and interest expense and strengthens its balance sheet.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated : 1 October 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 01/10/2003 to the SGX

MASNET No. 3 OF 03.10.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - ADSB Telecommunications Reaches Agreement with Belgian State on Belgacom IPO

Singapore Telecommunications Limited ("SingTel") wishes to announce that ADSB Telecommunications BV ("ADSB"), a consortium in which SingTel, SBC Communications, TDC A/S and a group of Belgian financial investors, have an interest of 27%, 35%, 33% and 5% respectively, has entered into an agreement with the Belgian State and Belgacom S.A. ("Belgacom"), to pave the way for a potential Initial Public Offering of Belgacom, the leading provider of telecommunications services in Belgium. ADSB holds 50 per cent. less one share of Belgacom. SingTel has an effective interest of 12.15 per cent. in Belgacom.

The financial impact of the transactions mentioned in the attached release cannot reasonably be ascertained at this stage. SingTel will provide an update at a later stage.

Attached is a news release jointly made by the Belgian State, ADSB and Belgacom on the abovementioned.

Press UK.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 03/10/2003 to the SGX

NOT FOR RELEASE
IN THE UNITED STATES

Belgacom: Agreement on Pension Fund Transfer and IPO

The Belgian State, the ADSB consortium and Belgacom (the "Parties") announce an agreement on key objectives for the future development of Belgacom and on a series of transactions, including a transfer of Belgacom's pension fund for statutory employees to the State, that will pave the way for an IPO of Belgacom.

The IPO will enable the Company to pursue its strategy of development and facilitate a sale of the ADSB shares in Belgacom to a broad base of public investors. Belgacom is one of the most successful and financially robust telecommunications operators in Europe and the Parties expect this agreement to further strengthen its position and role in the Belgian economy.

At the request of the State, the Parties have held discussions with three primary objectives:

1) Review Belgacom's future strategy and define a set of objectives providing for growth and long term development while protecting the interests of its employees, customers and shareholders. The Parties have agreed on the key elements of the Company's mission which endorses their vision for the future of Belgacom including the provision of universal services which will contribute to the reduction of the digital divide. The mission establishes the development of fixed broadband and advanced mobile data services in Belgium as being at the heart of Belgacom's strategy and confirms Belgacom's commitment to its public service obligations;

2) Establish a corporate governance framework based on best market practice which will provide an efficient operating structure while confirming the Company's obligations to all of its stakeholders. Consistent with Belgacom's first class track record in corporate governance, the Parties have established the guidelines under which Belgacom will continue to create value for its shareholders while meeting its social and corporate obligations. These guidelines notably provide for the appointment of independent Board members at the Board of Belgacom;

3) Ensure that, in the interests of the Company and its current and former statutory employees, the funding of Belgacom's current and future first pillar pension obligations to statutory employees is fully secured. The Parties have agreed to achieve this through a transfer of these obligations on a fully funded basis to the State.

Building on these and other key objectives, Belgacom and its shareholders have concluded that it is now appropriate for Belgacom to pursue an initial public offering (IPO) providing shareholder liquidity and access for Belgacom to the public capital markets.

To enable the pension transfer, the State will submit enabling legislation to the Parliament as

soon as practicable. Following that initiative, from 1 January 2004, the State will assume the legal pension obligations for Belgacom's current and former statutory employees, which are currently borne by Belgacom. On or before 31 December 2003, the State will receive from Belgacom an amount of cash equivalent to the obligations for pension rights accumulated up to 31 December 2003, which have been valued at €5.0 billion. To finance this payment, Belgacom will sell the assets of the Company pension fund before year-end and the difference between these sale proceeds and the value of the obligations as at 31 December 2003 will be financed through borrowings with minimal impact on the Company's financial strength. With respect to the future pension rights that statutory employees will acquire from 1 January 2004, Belgacom will continue to make ongoing contributions to the State. In this way, the pension obligations will be transferred to the State on a fully funded basis.

The IPO agreed by the Parties will involve the sale by the ADSB consortium of Belgacom shares in a global offering to retail investors in Belgium and to institutional investors. The State will remain the majority shareholder in the Company, continuing to provide full support to its future development.

Prior to such an IPO and as a first step to achieving a full exit of ADSB, Belgacom will offer in two separate transactions to use part of its existing cash resources to acquire €1,325 million worth of ADSB's shares in the Company at the IPO price. This share buy-back will reduce the number of shares sold in the IPO, ensuring an appropriate balance between supply and demand in the offering. A portion of the share buy-back will take place in 2003, with the majority being implemented at the time of the IPO. Belgacom will retain these shares up to the maximum 10% legal threshold for future use, including for strategic development and appropriate market-based incentives for its employees.

Following these transactions, the Company will remain one of the least indebted national telecommunications operators in Europe and its statutory employees will have pensions that are fully funded and secured by the State.

As a result of an IPO, Belgacom will benefit from establishing a broad retail and institutional investor base alongside the State, while securing future access to public capital markets. It is intended that Belgacom will be listed on the Premier Marché of the Euronext Brussels stock exchange. Following an IPO, Belgacom will be one of the largest publicly listed companies in Belgium.

Preparations for an IPO of Belgacom will now commence with the aim of completing the process in the course of 2004, subject to market conditions.

Johan Vande Lanotte, Minister of Budget and Government Participations
"Following its significant contribution to Belgacom's development, the ADSB consortium has expressed its desire to sell shares in Belgacom's initial public offering. The pre-conditions have been met for an IPO, which is the best solution to provide Belgacom with a broad and stable shareholder base that will support the Company's long term development."

Lloyd Kelley, Chairman of ADSB
"ADSB is proud of its cooperation with the State and to have helped since 1996 Belgacom to grow into one of the most profitable telecommunications operators in Europe. We look forward to working with the State and Belgacom's management to help position the Company to succeed as a publicly traded entity."

Didier Bellens, CEO and President of Belgacom
"Today's announcement represents the first step towards putting in place an appropriate future capital structure for Belgacom. We thank our shareholders for their support which has been instrumental in the development of Belgacom's successful position.

Looking forward, the flexibility offered by access to the capital markets will help us further develop our full potential as an innovative, efficient and customer led organisation.

The transfer of the pension fund will put Belgacom on an equal competitive footing with respect to other operators. Above all, it will take away a factor of volatility from the financial results of Belgacom.

The IPO will boost the company's operations and will contribute to the building of the "Belgacom of Tomorrow". I therefore consider it to be a federating and mobilizing project for the entire Belgacom Group, whose ambition remains to be one of the "best-in-class" operators in Europe."

This does not constitute an offer of securities for sale in the United States, Belgium or elsewhere. Any Securities offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

MASNET No. 2 OF 01.10.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

SingTel Investor Day

Attached are the presentation materials in connection with the presentations to be made by members of the SingTel Group's top management today.

Slides - Lee Hsien Yang (Final).p Slide - Lucas Chow - FINAL.p(NCS - FINAL.pdl

SingTel Corporate Business - FINAL (webprint ver) Slides - Chris Anderson (Final).p

Slides - Martin Dalgleish (Final).| Slides - Allen Lew (Final).pd

Submitted by Chan Su Shan (Ms), Company Secretary on 01/10/2003 to the SGX

SingTel

SingTel Investor Day

1 October 2003

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"$" means Singapore dollars unless otherwise indicated.

SingTel

Lee Hsien Yang

President & Chief Executive Officer



SingTel has built a powerful regional business

- Asia's leading communications company

37 million mobile customers in six countries

Q1 FY04: 61% of proportionate EBITDA from outside Singapore


Belgacom & others 12%
SingTel* 39%
Regional mobile 19%
Optus 30%

* Includes IDA compensation

Year ended 31 March 2003 – strong results

Key objectives exceeded

- SingTel
  - Strong cash flows despite weak economy
- Optus turnaround
  - Optus turnaround profitable and net cash flow positive
- Regional mobile
  - Rapid growth
- Focus on core business
  - SingPost IPO

Group financial highlights

Revenue	$10 bn
EBITDA	$5 bn
Net profit after tax*	$2.0 bn
Dividend	5.5 cts

* Net profit before goodwill amortisation

SEC File No: 82-3622

Group Q1 results: underlying earnings up 46%*

- SingTel: strong free cash flow

Resilient performance in difficult conditions

Singapore GDP**	4.2% (down)
SingTel revenue***	5.8% (down)
SingTel operational EBITDA margin	51%

Lower capex drives strong growth in free cash flow # 12% (up)

($m)	Q1 FY04	Q1 FY03
Cash from operations	**524**	790
Dividends	**134**	57
Tax	**(18)**	(14)
Op. cash before interest	**640**	833
Cash capex	**(115)**	(368)
Free cash flow #	**524**	466

SingTel

* NPAT before goodwill & exceptional items. Excludes $123m exceptional tax credit in Q1FY03

** GDP decline: 3 mth to Jun 03 vs 3mth to Jun 02

*** Excluding SingPost # Operating cash less cash capex

SEC File No: 82-3622

Optus: strong results for Q1 FY04

➢ Operational EBITDA margins improve in every division

Operational EBITDA margin* increases to 28%



Operational EBITDA margin
22%
28%
Q1 FY03
Q1 FY04*

Free cash flow up 172% to A$185m**



Free cash flow** (A$m)
68
185
Q1 FY03
Q1 FY04

* Excludes C1 Defence contract

** Operating cash less cash capex

SEC File No: 82-3622

Associates & JV's: profits and dividends up

Q1 FY04 associates contribution up 80%

($m)	3 mths to June 03	Increase/ (decrease) %
Regional Mobile	204	78
Belgacom	90	56
BSI (Bukaka SingTel)	8	N/m
Singapore Post	10	N/m
Other*	(6)	(82)
Total	306	120
Exceptionals**	(15)	N/m
Total	291	80

Globe and AIS drive increase in dividends



Dividends received ($m)
134%
51
57
134
Q1 FY02
Q1 FY03
Q1 FY04
Belgacom & others
AIS
Globe

* Including Optus associates

** Exceptional loss from Bharti's write-off of licence fee and related interest expense of Punjab licence, net of refund of notional interest on licence fee

SingTel

Group Q1 FY04 free cash flow*: up 38%

Stronger cash flows from international expansion


+ 38%
Group free cash flow* $m
535
740
Assoc dividends
Optus
SingTel
Q1 FY03
Q1 FY04

Net debt reduced $8.2bn


Telkomsel investments and FY02 dividend payment
Net Debt ($bn)
9.9
9. 3
10.6
10.1
9.6
8.2
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03

* Operating cash less cash capex

SEC File No: 82-3622

Positive outlook for year ending March 2004

Blue chip growth investment	Medium term objective ➢Double digit earnings growth
SingTel – cash flow engine	Free cash flow at least* $1.5 bn
Optus - challenger	Operational EBITDA growth at least* 20%
Regional mobile – growth driver	Earnings growth at least* 20%

* For year ending 31 March 2004

SingTel

Board changes and corporate governance

Board

- New Chairman – Mr Chumpol NaLamlieng
  - President and Director of Siam Cement
- Board composition changed to reflect success of international expansion
- Four out of ten Board members from outside Singapore

Corporate governance

- Annual report disclosures enhanced
- New long term incentive plan
- No. 1 Asian telco for Corporate Governance in 2003*
- Most Transparent Company Award & Singapore Corporate Governance Award**

* source: Asiamoney September 2003 issue

** SIAS Investors' Choice Awards 2003

SingTel – "Best Asian Telecom Carrier"

➢ Optus – "Best Asian Competitive Carrier" (Telecom Asia 2003)

SingTel	Free cash flow*	$524m
Optus	Operational EBITDA margin**	28%
Regional mobile	Regional mobile customers	↑ 62%

Double digit earnings growth***	↑ 46%
Solid balance sheet	Net debt = 1.4X EBITDA
Strong free cash flow* growth	↑ 38%

* Operating cash less cash capex

** Excluding C1 defence contract

*** NPAT before goodwill & exceptional items. Excludes $123m exceptional tax credit in Q1FY03

SingTel

SingTel Investor Day

1 October 2003

SingTel

SingTel Consumer Business & Regional Mobile

SingTel Investor Day

1 October 2003

SingTel

Lucas Chow

Executive Vice President
SingTel Consumer Business



Agenda

1. Creating value through regional investments
   - Scale and growth potential
   - Profitability and cash flow increasing
2. Preserving value of Singapore mobile business through
   - Cost management
   - Maintaining profitable market share
3. Broadband – strategy to capture growth
4. Mobile/DSL Demo

Asia's leading multi-market operator

- Balance of exposure – developed and developing markets

37m aggregate mobile customers*


AIS
12.3M
31%
GLOBE TELECOM
7.3M
21%
bharti
3.8M
1.5%
SingTel
1.5M
80%
TELKOMSEL
7.7M
7%
'yes' OPTUS
4.9M
73%

Regional markets to grow by 230% from 2002-2007


Mobile subscribers (m)
0
20
40
60
80
2001
2002
2003
2004
2005
2006
2007
India
Indonesia
Thailand
Philippines

* At June 03

Figs in boxes represent mobile subscriber base and market penetration rate

Source: Citigroup

econd wave of growth from Telkomsel and Bharti

AIS and Globe focus: profitability and cash

Telkomsel net adds accelerate


Up 138%
1,278
1,113
728
468
Quarterly net adds ('000)
Q1 FY03
Q1 FY04
AIS
Telkomsel

Bharti net adds accelerate


Up 166%
680
437
256
162
Quarterly net adds ('000)
Q1 FY03
Q1 FY04
Globe
Bharti

Regional mobile: major profit contributor

19% proportionate EBITDA from regional mobile associates


Belgacom & others 12%
Regional mobile 19%
SingTel* 39%
Optus 30%

* Includes IDA compensation

Profitable market leaders


EBITDA margin** %
80
70
60
50
40
30
20
10
0
0
20
40
60
80
100
market share of subscribers %
Telkomsel
Globe
SingTel
AIS
Optus
Bharti

** EBITDA margins for quarter ended June 2003
Mobile margin for Optus

Working together to create value

Data expertise shared across group


Data as % of revenue
3%
13%
16%
18%
35%
Bharti
Optus
SingTel
Telkomsel
Globe

Aggregate base of 37m helps supplier negotiations


Aggregate subs
8
18
37
44
70
129
Telstra
SKT
SingTel & associates
NTT DoCoMo
China Unicom
China Mobile

Figs as at Jun 03

SEC File No: 82-3622

Regional mobile: profits and dividends up

Regional mobile earnings up 78%*

($m)	3 months to Jun 2003	Increase %
Telkomsel	112	158
AIS	59	11
Globe	31	9
Bharti	3	N/m
Regional Mobile	204	78

Globe and AIS drive increase in dividends



134%
134
57
51
Dividends received ($m)
Q1 FY02
Q1 FY03
Q1 FY04
Belgacom & others
AIS
Globe

SingTel

* Exclude exceptionals

SingTel Mobile : Preserving margins

Stable EBITDA margin*



EBITDA Margin %
60%
30%
0%
FY02
FY03

Focus on retention of quality customers



Postpaid churn %
3%
2%
1%
0%
1.5%
1.4%
1.6%
1.6%
1.5%
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04

* Underlying EBITDA margin after adjustments

SingTel Mobile: Maintain profitable market share

➢ New plans introduced in August 2003

	Free talktime per month	Free SMS	Charge per minute	Free incoming calls
Classic $28	200 mins	360	10-20 cts (peak/off peak)	NA
iOne $28	80 mins	0	15 cts	Free
eOne $28	$20 worth	300	5-10 cts (peak/off peak)	NA

✚ Call Home @ 1 cent /min*

- ✓ Compelling and widest choice price plans
- ✓ Quality of network and extensive roaming
- ✓ Strong suite of products and services

= Ability to compete & retain market share

* Applicable to Classic, pod Zoom, Premium 700, Premium 1500, iOne, iTwo, eOne and eTwo plans.

Successful retention of customers post MNP


Postpaid churn per month (%)
2%
1%
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Aug 03
Lowest Churn of
1.1% in Aug 03

SingTel

Broadband and our integrated strategy


Go wireless at half
the price with Data3

One integrated data subscription plan for GPRS, HSCSD, Outdoor Wireless Surf

	Registration (One-time)	Subscription (Monthly)	Free Data usage (Monthly)	Data SIM Card
SingTel Mobile Customers	FREE	$26	$55 worth	Not required*
Non-SingTel Mobile Customers	FREE (Usual $10)	$26	$55 worth	FREE (limited period only)

SEC File No: 82-3622

Household broadband penetration hits 31%

- Singapore has further potential to catch up with more developed countries



SingTel Driven
SCV Driven
15
133
156
181
203
232
273
314
Total Broadband Market Size ('000)
SingTel Market Share (%)
9
43
48
52
55
57
59
61
62
01
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Jul 03

Source: SingTel estimates



Household broadband penetration*
S'pore PC penetration rate ~ 60%
76%
29%
23%
20%
19%
15%
5%
5%
Korea
HK
S'pore
Japan
Taiwan
USA
Australia
UK

* Source: Merrill Lynch. Based on penetration in Dec 02.
S'pore fig based on SingTel estimates

A fully integrated strategy

- Communication Anywhere Anytime

@home

Movie Magix, VOD

SNBB 256k, 512K & 1.5 M BOD

Jet pack

mysingtel

Home Cam

Residential DEL


SINGNET
BroadBand
mysingtel

@play

Mobile phone
- Voice
- SMS

*Send
- EPL
- Mobile ICQ
- Mycupid

MMS

Wireless surf


Need a Cab?
*SEND-A-Taxi
and stand a chance to win fabulous prizes!
NOKIA

@work

Wireless surf


Outdoor
Wireless
Surf

Biz ADSL

Biz DEL

Phonenet

Web I

This is only Phase One…

Communication Anywhere Anytime

➢ Approach thru 3 phases

Phase 1

- **Re-cluster pdts & svcs into logical categories of customer needs to facilitate cross sell & integrated marketing**

:)EAS
life beyond words

Completed

Phase 2

- **One Account, Anywhere Anytime**

Almost there

Phase 3

- **Seamless suite of cross platform (eg 3G, Wi-Fi) & convergent services, application & service schemes**

Next frontier

Mobile data / DSL Demo

:)EAS
life beyond words

➢ Lifestyle concepts to grow data and internet revenues

Consumer mobile data – Fun & entertainment Ideas @ play

- Target younger generation of users to drive SMS, MMS, GPRS, 3G
- Games, xHTML portals, Mobile Commerce etc

Business mobile data - Wireless Lifestyle ideas @ work

- Relevant to businesses to improve productivity & efficiency
- Wireless lifestyle, Relevant content (News, Finance etc)

Consumer DSL - Virtual Double for real world services @ home

- Connected @home
- Productivity @home (e.g. NLB virtual double)
- Fun@home
- Integrated access

SingTel

SingTel Consumer Business & Regional Mobile

SingTel Investor day

1 October 2003

SingTel

National Computer Systems

SingTel Investor Day

1 October 2003

SingTel

KC Lee

Chief Executive Officer, NCS



Agenda

Financial Performance

Competitive Benchmarks

NCS: a leader in IT & Engineering Services

History
- Started commercial operations in 1996
- SingTel acquired NCS from Singapore Gov't in 1997 for $65m
- NCS acquired Aeradio and 51% IPACS in 2002

Strong financials
- Double digit revenue CAGR since 1997
- Profitable and free cash flow positive

Successful diversification
- Presence in 14 locations in six countries
- Revenue from 100% Singapore to 16% overseas
- Revenue from 100% government to 35% commercial customers

Market share expanding
- Singapore – ranked no. 2
- Asia Pac (ex-Japan) – ranked no. 12

Bridging technology & business for customers


Technology
Business

Achieve Business Success

Build Competitive Advantage

Create Shareholder Value

ncs

SingTel

NCS is a "One Stop Shop"

Public Admin & Defence | Education | Healthcare | Financial Services | Manufacturing & Distribution | Post & Telco | Transportation & Logistics

Consulting
Strategy & Performance
Organisational & Strategy Consulting
Strategic IT Planning

Systems Integration
Business & IT Architecture
CRM
ERM
SCM
Application Development & Integration

IT Outsourcing
Application Mgmt
Biz Continuity
Call Centre
Data Centre
Facilities Mgmt

Communications Engineering
Consulting
Network & System Integration
Outsourcing
Aviation
Telco Engineering
Transport & Industrial

Regional Markets
Singapore
China
India
Australia
Hong Kong
Malaysia

NCS Subsidiaries
NCS Comms Engg
NCS YuBo (IPACS)
Zisco

ncs making IT happen

SingTel

How NCS relates to the rest of SingTel Group

Helps SingTel move up value chain
- Provides expertise for sophisticated network management bids
- Strong presence with government customers

Bidding with SingTel Corporate
- Mitsubishi Electric (one-stop hosting and managed services)
- Government broadband infrastructure
- "ICT-Utility-on-Tap" for Biopolis at one-north

SingTel is a major customer

Infrastructure	• Next generation global network • Transmission & access infrastructure • Softswitch
Applications	• Customer care and billing systems • Hello Shops' point of sales • Calling card system

Optus has started using NCS
- NCS provides facility management services for Optus fixed line billing system

NCS Comms Engg
- NCS and Aeradio merged in 2002
  - Complementary strengths in IT & engineering
  - Economies of scale and a broader suite of services

ncs
making IT happen

SingTel

USD 36bn Asia Pacific IT Services market by 2007

IDC forecasts 14% CAGR for APEJ (2002-2007)

APEJ IT Services spending by verticals (US$M)



Banking
Communications & Media
Government
Discrete Manufacturing
Insurance
Financial Markets
Education
Process Manufacturing
Transportation
Utilities
Health
Services
Wholesale
Resource Industries
Retail
Construction
1,000
2,000
3,000
4,000
5,000
6,000
7,000
2007
2002

Source : IDC Asia/Pacific IT Services Analysis and Forecast, 2002-2007 report

NCS is well-positioned to grow business in key verticals

Public admin & Defence

Financial services

Telecoms & Post

* Definitions of verticals may differ from IDC

ncs making IT happen

SingTel

NCS has proven track record in key business segments

Largest markets: Systems integration and IS outsourcing


Application Management
1%
Application Service Providers
1%
Custom Application Development
8%
Hardware Deployment & Support
13%
IS Consulting
3%
IS Outsourcing
25%
IT Education & Training
6%
Network Consulting & Integration
6%
Network & Desktop Outsourcing
5%
Software Development & Support
6%
tem Infrastructure
ervice Providers
3%
Systems Integration
24%

Source : IDC Asia/Pacific IT Services Analysis and Forecast, 2002-2007 report

NCS is well positioned in key business segments

IT outsourcing

Systems integration

Communications engineering

* Definitions of segments may differ from IDC

ncs SingTel

SEC File No: 82-3622

Asia Pacific continues to offer attractive market opportunities

China will be largest market by 2007



Market Size in US$ mil
CAGR (2002-2007)
30%
25%
20%
15%
10%
5%
0%
China
11,661
3,741
Malaysia
891
404
Australia
8,165
5,441
Singapore
1,328
1,079
HK
673
653
Countries (Asia-Pacific excl Japan)
2007
2002

Source : IDC Asia/Pacific IT Services Analysis and Forecast, 2002-2007 report

NCS has strong regional presence with 16% overseas revenue (FY03)



Beijing
Fuzhou
Guangzhou
Shanghai
Nanjing
Suzhou
Chengdu
Singapore
Australia

NCS making IT happen

SingTel

NCS: experienced management team



Wealth of experience – leaders each with average 20 years of strategy, industry & technology exposure

Diverse, varied backgrounds – banking, education, government, manufacturing

Active participation in IT industry & community work

NCS corporate capital

- Best practices, proven methodologies
- Global 1to1 Innovators Award
- ISO 9001 Certification
- Singapore Quality Class



People & Knowledge
Processes
Technology
Financial
NCS Way
Culture
Culture
NCS Way

- ~3,000 strong workforce
- Learning & Development orgn
- Strong domain knowledge
- Customer intimacy
- People Developer Award
- Largest pool of Certified IT Project Managers (CITPM)

- Financial stability
- Business growth exceeding market averages in Singapore and region

- Intellectual property (eg i@scan, @xpert PteWealth, SellWell CRM)
- Technical competencies
- Top IT Professional Services Provider - #2 in Singapore; #12 in Asia-Pacific

"Blue-Chip" customers & strong technology partners

Customers

- Education, Communications, Customs & Excise, Finance, Health, Homeland Security, Trade, etc
- Agricultural Bank of China, AIA, Aviva, Citibank, Citic Industrial Bank, Clearing & Payment Systems, DBS, JP Morgan & Chase, Prudential, OCBC, Standard Chartered, UOB
- SingTel Group
- INSEAD, NUS, SMU, Schools, Polytechnics
- Health Promotion Board, SingHealth & National Healthcare Groups
- Hi-P (China) Electronics, LaFarge Asia Pacific, Mitsubishi Electric
- Civil Aviation Authorities of China & S'pore, Ford Logistics, Honda, LTA, Schenker Logistics, SIA

Technology Partners

Alcatel
BMC Software
Checkpoint
Cisco Systems
Computer Associates
Dell
EMC
Hewlett-Packard
Huawei Technologies
IBM
Lucent Technologies
Microsoft
Oracle
Peoplesoft
RSA
SAP
StorageTek
Sun Microsystems
Veritas

SingTel

Agenda

NCS Business and Markets

Competitive Benchmarks

ncs making IT happen

SingTel

IT&Engg is fastest-growing business for SingTel

Q1 FY04 growth excl acquisitions: 7%


IT & Engg revenue $m
+18%
112
132
IPACS
Rest of NCS
Q1FY03
Q1FY04

Fifth largest revenue stream for SingTel (Q1 FY04)


Other 8%
NCS 13%
Nat'l Tele 14%
Mobile 19%
Data 27%
Int'l voice 19%

SingTel Q1FY04 Results

Source : SingTel MD&A

Financial dynamics – IT services is different

Telecommunications is a capital intensive business

- Markets typically dominated by former incumbents
- Capital intensity requires high EBITDA margins to earn economic profit

IT services is a people intensive business

- Fragmented market with multiple players
- Modest capital requirements
  - NCS FY03 capex:revenue 2%
- EBITDA margins corresponding lower
  - NCS FY03 margin 16%
- Good return on capital
  - NCS FY03 ROIC >50%*

* Pre-goodwill EBIT divided by net debt plus shareholder's funds

NCS is diversifying its revenue base

Commercial customers now 35% of revenue


0%
0%
0%
18
23
28
29
35
82
77
72
71
65
FY99
FY00
FY01
FY02
FY03
Gov't
Commercial

16% of revenue now outside Singapore


100%
50%
0%
5
8
16
95
92
84
FY01
FY02
FY03
S'pore
Overseas

ncs

SingTel

SEC File No: 82-3622

NCS revenue: 26% CAGR since 1997

Revenue on "statutory basis"



S$' M
26% CAGR
700
600
500
400
300
200
100
0
Asian Financial Crisis
Internet Boom Y2K
Tech Slump
Telco Melt down
S'pore recession
138
197
252
311
371
415
548
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Source : NCS statutory accounts

Difference between SingTel MD&A and NCS "statutory" revenue

	NCS Statutory	SingTel MD&A
FY03 revenue ($m)	548	578
Elimination of intra-group revenue	No	Yes
NCS IT business	12 mths	12 mths
IPACS	6 mths	6 mths
NCS Com Eng (Prev 'Aeradio')	5 mths	12 mths

ncs making IT happen

SingTel

NCS is generating healthy returns and cash flows

16% EBITDA margin & 13% PBT margin (FY03)


S$M
100
80
60
40
20
0
39
25
62
44
92
74
FY01
FY02
FY03
EBITDA
PBT

Free cash flow* positive

$m	FY03
Net cash flow from operating activities	59
Capex	(10)
Free cash flow before interest*	49

Source: NCS statutory accounts

* Free cashflow refers to cashflow from net cash flow from operating activities less cash capex

Agenda

NCS Business and Markets

Financial Performance

No. 2 in Singapore; 12th in Asia-Pac: Professional Services

Rank	Singapore
1	IBM
2	
3	Hewlett-Packard
4	Accenture
5	SCS
6	CSC/CSA Holdings
7	EDS
8	Getronics
9	Tata Consultancy Services
10	Frontline Solutions

Rank	Asia Pacific		
1	IBM	11	Oracle Corp.
2	EDS	12	
3	Samsung	13	Siemens Networks (I&C)
4	CSC/CSA Holdings	14	Deloitte Consulting
5	Hewlett-Packard	15	Logica
6	Accenture	16	POSDATA
7	LG-CNS	17	SAP
8	Fujitsu	18	Hyundai (IT)
9	SK C&C	19	First Data
10	Unisys	20	Digitalchina

ncs making IT happen

Source: Gartner, 'IT Services Asia Pacific Preliminary Market Share' by Jacqueline Heng, May 2003

SingTel

NCS benchmarks well vs global players

NCS growing faster than most



Revenue growth
0%
1%
2%
4%
32%
49%
CSC
Acc-enture
EDS
IBM GS
NCS
HP

NCS more profitable than most



PBT margin
5%
7%
9%
10%
11%
13%
CSC
EDS
Acc-enture
IBM GS
HP
NCS

Note : (i) 2002 full year results
(ii) HP Services - incl Compaq from May 2002
(iii) IBM GS - incl PWCC from Oct 2002
(iv) latest full year results for each company
(v) NCS – statutory accounts (including acquisitions)

NCS making IT happen

SingTel

NCS also benchmarks well in regional context

NCS growing faster than most


Revenue growth
-36%
Asiainfo
-25%
Frontline
-24%
Datacraft
-14%
SCS
-12%
CSA
32%
NCS
32%
Wipro
38%
Infosys

NCS more profitable than most


PBT margin
-5%
Frontline
-5%
Datacraft
3%
SCS
4%
CSA
5%
Asiainfo
13%
NCS
31%
Infosys
36%
Wipro

Note : (i) 2002 full year results
(ii) Datacraft (15mths ended 30 Sep02)
(iii)NCS – statutory accounts (including acquisitions)

ncs SingTel

NCS is well positioned for the future

One-stop shop	• One-stop provider of end-to-end IT & communications engineering solutions & services
Expertise & track record	• Public and private sector expertise – over 20 years • Unmatched track record as a vendor independent systems integrator for major projects
Partners & intellectual property	• World class technology partners • Intellectual property in financial planning, transport, portal & wireless technologies
People	• Experienced stable management – about 3,000 skilled staff
Market position	• Established partnerships with blue chip customers • No. 2 in Singapore – No. 12 in Asia Pac (ex-Japan) • Diversifying customer base & geographic markets
Positioned for growth	• Asia Pac (ex-Japan) – IT to grow 14% CAGR by 2007 • Expansion in China
Strong financials	• Double digit revenue CAGR since FY97 • Profitable since FY97 • Stability of SingTel Group

SingTel

National Computer Systems

SingTel Investor Day

1 October 2003

SingTel

SingTel Corporate Business

SingTel Investor Day

1 October 2003

SingTel

Lim Chuan Poh

Executive Vice President
SingTel Corporate Business



Strategic Objectives – Corporate Business

Singapore Business	▪ Preserve margin/cash flow ▪ Extract value from customer base ▪ Defend market position
Regional Business	▪ Acquire new customer base ▪ Grow 2nd to 3rd country businesses ▪ Anchor SingTel's leading position in Asia
Managed Hosting Services	▪ Move up the value chain ▪ Generate new revenue streams ▪ Establish leading market position

Corporate Data

> Challenging market conditions

Data revenues impacted by ILC price pressure



ILC revenues (S$m)
100
50
0
ILC price ($ per circuit)
- 57%
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
ILC revenue

Q1 FY04 vs Q1 FY03

• Strong growth in international circuits*	45%
• Price declines*	>50%
• Data revenue**	13%

* ILC price per circuit (>45 Mbps)

** excludes Internet and C2C

International Telephone

- Margins defended despite price pressure

Track record of defending market share


IDD market share (%)
27%
40%
50%
54%
70%
78%
PCCW
KT
Telstra
Telekom Malaysia
China Telecom
SingTel

Revenue decline partially offset by outpayment decline

International revenue	20%
Collection rates	9%
Outpayment expense	15%

Source: Citigroup estimates for 2003. SingTel based on Jun 03

SingTel is expanding its international customer base

HBL
HEDGIES BULKHAUL LTD

VDC

@明報
mingpao.com

Sumitomo Heavy Industries, Ltd.

MERCK

ConocoPhillips

kingcomics.com

electroglas

TOYOTA

DishnetDSL
Experience the full power of the net

CentrinOnline

HUAWEI TECHNOLOGIES
A Network Solutions Provider

SYKES

Abbey National
because life's complicated enough.

ANET
INTERNET

Wipro Technologies

isp

BIGLOBE

ESQUEL GROUP

CTINets

SEC File No: 82-3622

Managed hosting – regional opportunity

XPAN



Beijing
Seoul
Tokyo
Osaka
Shanghai
Guangzhou
Shenzhen
Taipei
Hong Kong
Mumbai
Bangkok
Chennai
Manila
Kuala Lumpur
Singapore
Jakarta
Sydney
Chai Wan
Shatin
TIS Building
NTT Data Building
Hong Ding Building, Neihu
Gangnam Building
Kim Chuan

Managed Hosting – moving up the value chain


Vendor Profile
SingTel
XPAN
Managed Hosting Telcos
Bundled Telco & IT services
Independent Hosting Companies
Shared Web Hosting Providers
Customers
SMEs/Medium Enterprises
MNCs, Large Corporations

Challenges and opportunities

Challenges	Strategies
Pricing pressures to continue	Defend share and margin in Singapore
Corporate buyers market	Grow regional business
Regulatory intervention	Move up value chain

SingTel

SingTel Corporate Business

SingTel Investor Day

1 October 2003

SingTel

Optus

SingTel Investor Day

1 October 2003

SEC File No: 82-3622

SingTel

Chris Anderson

Chief Executive Officer
Optus



Optus: only scale player challenging incumbent

Wireless and wireline networks around Australia


B1 Satellite
B3 Satellite
A3 Satellite
C1 Satellite
Darwin
Cairns
Jasuraus
NT
QLD
WA
SA
NSW
VIC
Brisbane
SMW 3
Perth
Adelaide
Sydney
Canberra
Melbourne
Hobart
PacRim West
Southern Cross
Tasman 2
Southern Cross
Mobile Digital (GSM) Coverage
International Fibre Optic Cable
Inter Office Fibre
Broadband Local Network

Australian telecomms market: scale and returns

➢ Australia supports 2-3 major players in most industries

Australian telecoms operators: revenue scale



Operating revenue (A$bn)
20
5.5
1.6
1.5
0.2
0.1
Telstra
Optus
Vodafone
AAPT
Hutchison
PowerTel

Profitability correlates to revenue and network scale

EBITDA margins

- **Incumbent: approximately 50%**
- **Optus: approaching 30% target**
- **Other operators have lower margins**

Based on last reported FY results (Telstra & AAPT - y/e Jun 30; Optus & Vodafone - y/e Mar 31; Hutchison & PowerTel - y/e Dec).

Established track record of top line growth

- Largest contributor to SingTel Group revenues

Optus revenue growth: outstripping the industry


Optus
17%
Industry
5%
Growth
Optus
Q1 FY04*
JP Morgan
estimate
Q1 FY04

* Excluding C1 defence contract

Q1 FY04: strong contributions from each retail division

- **Mobile: service revenues** — 17%
- **Optus Business: total revenues*** — 13%
- **Consumer: total revenues** — 21%

Financial discipline: cost control

➢ Margin improvement drives bottom line turnaround

Operational EBITDA margin* increases to 28%


Operational EBITDA margin
22%
28%
Q1 FY03
Q1 FY04*

NPAT turnaround: A$122m


Net profit after tax (A$m)
(42)
80*
Q1 FY03
Q1 FY04

* Excluding C1 defence contract

SEC File No: 82-3622

Financial discipline: capital management

- Capex and cashflow turnaround

Capex: revenue ratio continues to track within mid-high teens



29%
16%
FY02*
FY03

Free cash flow* up 172% to A$185m…



Free cash flow* (A$m)
185
Q1 FY03
Q1 FY04

* FY02 revenues restated on basis consistent with FY03

Strategic discipline: clear strategic focus

- Strict investment criteria successfully executed

Investment criteria			Example
Segments with a strong presence	►	Maximise yield	Mobile ✔
Segments with current regulatory barriers	►	Aim to maintain cash positive presence	Consumer ✔
New markets	►	Achieve scale and return on investment within 3-4 years	DSL ✔
If businesses do not meet investment criteria	►	Exit business	Pay TV content ✔

SingTel

Optus divisions

Three retail divisions: different stages of maturity

- Mix of yield and potential for growth

Our businesses: Q1 FY04 revenue contribution*


Wholesale
6%
Business
17%
Mobile
54%

Our businesses: Q1 FY04 Operational EBITDA margins


Operational EBITDA margin
38%
23%
10%
Optus overall margin target: 30%
Mobile
Business & Wholesale*
Consumer

*Excludes C1 Defence contract

Optus Business: Q1 FY04 results

➢ Successful launch of C1 satellite contributes A$217m revenue

Underlying corporate revenues up 13%*


Optus Business revenue (A$m)
217
C1 Defence contract
222
252
Underlying corporate revenues
Q1 FY03
Q1 FY04

Corporate voice revenues ↑ 7%

Corporate data revenues ↑ 7%

Combined Business & Wholesale EBITDA margin* 23%

* Excludes C1 Defence contract

Challenger approach underpins our strategy

➢ Customers value quality in many areas of service

Icon account successes: financial services

st.george
citibank
AUSSIE HOME LOANS
IAG Insurance Australia Group
Commonwealth Bank
ING
AON

Icon account successes: government

Australian Taxation Office
HIC
State governments
NSW, WA, NT

Other icon account successes

QANTAS
IBM
McDonald's Australia
NOKIA Connecting People


DO IT YOUR WAY

SingTel

Outlook

Optus: strong & sustainable turnaround

➢ "Best Asian Competitive Carrier" - Telecom Asia 2003

Strong turnaround delivered: Q1 FY04 results

Top line: strong growth track record	Revenues*	↑ 17%
Bottom line: now profitable	Net profit after tax*	A$80m
Cashflow: positive Group contributor	Free cash flow**	A$185m

Positive outlook

FY04 revenue growth	Double digit
Operational EBITDA Margin target	30%
FY04 free cash flow**	>A$650m

* Excluding C1 defence contract ** Operating cash less cash capex

SingTel

Optus

SingTel Investor Day

1 October 2003

SingTel

Optus: Consumer & Multimedia

SingTel Investor Day

1 October 2003

SingTel

Martin Dalgleish

Managing Director
Consumer & Multimedia



Optus Consumer & Multimedia: highlights

- Scale operation with strong product set and access infrastructure

Our vision: "To be the provider of choice for bundled communication, information and entertainment services to the home."

Optus CMM has scale...

FY03 revenue	A$1.3bn
Unique customers*	1.4m
Employees*	2,600

...a strong product portfolio...

OPTUS FREETIME
AUSTRALIA. OVERSEAS. CALLS TO MOBILES.

OPTUSnet
CABLE & DIAL UP

OPTUS TV
Now featuring FOXTEL

...and a multiple product HFC access network which can service 1.4m homes

* As at Jun 30

Optus Consumer: 24% of Optus Q1 revenues*

- Telephony revenues make the largest contribution

Second largest Optus division by revenue



CMM 24%
Wholesale 6%
Business 17%
Mobile 54%

76% of CMM revenue is telephony



HFC telephony 29%
Pay TV 11%
Dial up 7%
HFC broadband 6%
Offnet telephony 47%

*Optus revenues exclude C1 Defence contract

FY03 focus: profitable growth with less capex...

Subscriber growth
- Core product = telephony
- Internet as 'gateway'

CMM FY03 revenues: 22% (up)

Margin expansion
- Bundling drives acquisition/retention
- Pricing for fair market value

Q4 CMM EBITDA margin: 8%

Cost control
- Restructured Pay TV economics
- Reduce capex:revenue ratio

CMM FY03 capex: 55% (down)

...delivering a breakthrough in profitability that has continued in Q1 FY04

EBITDA margin turnaround



Operational EBITDA margin
7%
5%
4%
8%
10%
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04

Drivers of margin turnaround

In order of importance:

1. Customer growth
2. Margin
3. Cost base reduction
4. Lower TV Costs

Challenger approach: underpins our success

➢ Optus brand differentiation: value, simplicity and trust

Bundling

- Simple, value based incentives to take more than one product

Take off with
100 FREE local
calls a month
Choose a Phone
& Net package



Marketing

- Award winning direct response model
- Focus: high involvement "Gateway" products

SAVE on
OptusNet Cable
installation
Be quick
Offer ends 30 Sept 03



Challenger approach example: internet

- Value ✔
- Simplicity ✔
- Trust ✔

- Best in class speed & reliability
- Flat rate pricing - speed throttling
- Personalised content
- Compelling bundle benefit


Is your ISP
an award
winner?
internet.au
BEST
OVERALL

Telephony: core product

- Q1 FY04 telephony revenues up 22%

HFC		Offnet	
Voice revenue	↑ 13%	**Voice revenue**	↑ 29%
Local customers	505k	**LD customers**	↑ 20%
Maximising ARPU • Removal of free line rental • Focusing on high value subs • Line rental pricing	↑ 12%	**Better LD margins**	
		Line rental pricing	

* All % changes Q1 FY04 vs Q1 FY03

Internet: key "Gateway" product

- Q1 FY04 total internet revenues up 31%

Total customers up 32%


Internet customers
468
65
402
620
109
Jun 02
Jun 03
HFC broadband
Dial-up

Internet: growth engine

Strong market position* — No. 2 ISP

Customer satisfaction** — No 1. ISP

Dial-up customers up — 27%

HFC broadband customers up — 68%

*ACNielsen.consult March 2003 residential market share report
**out of the top 5 ISPs – ACNielsen.consult 14th Australian Online survey of 27,371 residential Internet users during Feb and Apr 2003

Optus TV: repositioned with better economics

- Q1 FY04 TV ARPU up 16%

Annualised EBITDA benefit of TV deal — cA$30m

New Optus TV customers taking telephony and/or HFC broadband — >90%

New product & brand

OPTUS TV

Now featuring. FOXTEL


TV ARPU up 16%
Optus TV ARPU (A$)
Q1 FY03
Q1 FY04

Bundling: drives acquisition and retention

- Increased bundling rates for HFC and off network products

Local access telephony bundling rate* reaches 60%


59%
60%
Jun 02
Jun 03

Off network bundling rate* reaches 28%


6%
28%
Jun 02
Jun 03

* Based on customers who are receiving a "bundled benefit" from taking a package of products:
- HFC (telephony plus at least one of broadband internet, dial-up internet or cable TV)
- Offnet (local telephony plus dial-up internet)

Capex: disciplined approach maintained

Capex:revenue ratio reduced


29%
11%
FY02
FY03

Future spend linked to growth profile

HFC focus: ARPU growth

Offnet: low capital requirements

Maintain moderate spend on IT

Outlook



Leverage scale: CMM is no 2. in most markets

- Leverage strong Optus brand position

Optus HFC (addressable market)

B'band	**55%**
Pay TV	**45%**
Telephony	**35%**

Source: Optus estimates


Local residential
Telstra retail
74%
Optus
11%

Source: JP Morgan estimates/company disclosures end Jun 03.


National long distance
Telstra
69%
Optus
12%
AAPT
9%
Primus
9%

Source: JP Morgan estimates end Jun 03 based on share of minutes.


Dial-up
Telstra
30%
Optus
13%
iPrimus
10%
Ozemail
9%

Source: ACNielsen end Jun 03


Broadband
Telstra
49%
Optus
24%

Source: ACNielsen end Jun 03


Pay TV
Foxtel
57%
Austar
28%
Optus
15%

Source: company disclosures end Jun 03

Target: cashflow breakeven by Q4 FY04

➢ Cash outflow already reduced by A$284m in FY03

Top line growth	• Focus on high value telephony • Internet as 'gateway' (Dial up, HSD, DSL) • Leverage synergies with Optus Mobile
Margin expansion	• Full year benefit of pricing changes • Leverage regulatory opportunities
Cost control	• Full year benefit of restructured Pay TV economics • Maintain capex/opex disciplines
Cashflow improvement	• Optus Consumer: aiming for sustainable cashflow* positive by Q4 FY04

*EBITDA less cash capex

SingTel

Optus: Consumer & Multimedia

SingTel Investor Day

1 October 2003

SingTel

Optus Mobile

SingTel Investor Day

1 October 2003

SingTel

Allen Lew

Managing Director
Optus Mobile



Optus Mobile: strong market position

Scale	• Regionally – 37m Group customers • Domestically – 74% size of Telstra*
Track record of performance	• Strong revenue & EBITDA growth • Margin expansion • Strong cash flow** generation
Clear strategic focus	• Grow share of high value customers • Stimulate data revenues

*Based on customer numbers as at Jun 30 ** Operational EBITDA less cash capex

Consistent track record of performance

➤ Strong revenue and EBITDA growth

Service revenues: up 17% in Q1 FY04



Mobile service revenue (A$m)
13%
17%
729
Q1 FY02
Q1 FY03
Q1 FY04

Operational EBITDA: up 30% in Q1 FY04



Mobile operational EBITDA (A$m)
32%
30%
300
Q1 FY02
Q1 FY03
Q1 FY04

Consistent track record of performance

- Strong customer growth - ARPU growth increasingly important

Customer numbers: up 16% in Q1 FY04


Mobile customers (m)
13%
16%
4.9m
Q1 FY02
Q1 FY03
Q1 FY04

Post-paid ARPU: up 10% in Q1 FY04


Post-paid ARPU (monthly A$)
2%
10%
70
Q1 FY02
Q1 FY03
Q1 FY04

Consistent track record of performance

➢ Declining acquisition & retention costs assist margin expansion

Unit acquisition & retention costs: down 6% in Q1 FY04



Unit SACs (indexed to 100)
Down 2%
Down 6%
Q1 FY02
Q1 FY03
Q1 FY04

Operational EBITDA margin: expands to 38% in Q1 FY04



Mobile operational EBITDA margin
31%
36%
38%
Q1 FY02
Q1 FY03
Q1 FY04

Q1 FY04: delivering on strategy

➢ Share of industry revenue increases to 33%

		Q1 FY04	Q1 FY03
Grow share of high value customers	• Share of industry revenue*	33%	29%
	• Post-paid service ARPU**	A$70	A$63
	• Post-paid minutes of use**	128	118
Stimulate data revenues	• Data % of service revenue	13%	10%
	• SMS volumes (millions)	>400	>250

* Source JP Morgan ** Monthly

Q1 FY04: delivering on business mobile strategy

- Business customer net additions up 56%*

Differentiated approach

- Web based fleet management & transition services
- eFulfilment (>700 corporates)
- Optus Business Direct

Icon customer successes

VILLAGE ROADSHOW LIMITED

QANTAS

Queensland Government

* Q1 FY04 vs Q1 FY03. Based on corporate, government & small business customers

Outlook


THE 'yes' SHOP
THE ONLY PLACE TO SHOP
'yes' optimiser
Because life doesn't always go according to plan.
OPTUS World

Our market: challenges & opportunities

Mobile Industry
- New to market growth slowing
- Rates expected to continue to fall

Technology
- Handset evolving rapidly to colour screens
- Innovative 2.5G applications being developed

Optus Mobile

Competitors
- Telstra Loop
- Vodafone Live
- New entrant in 3G

Customer behaviours
- Still handset driven
- Beginning to use phone for more than just voice

Our focus: high value customers & data revenues

➢ FY04 target: continue to outgrow the market

Increase share of customers	• Post-paid - penetrate business market - differentiate to win customers from competitors • Pre-paid: protect leadership
Retain existing customers	• Customer lifecycle management • Sales channel focus: re-contracting & acquisition
Grow ARPU	• Continue migration to higher value customers • Cross / up sell data applications • Stimulate fixed to mobile substitution
Reduce cost structure	• Handset subsidies – used tactically - attract / retain high value customers - manage introduction of new services • Grow opex slower than revenue

High value focus: using a challenger approach

- Key differentiators: marketing; customer service; and new service leadership

Behavioural marketing: stimulates usage



'yes' optimiser
30 for 10
Choose a special day, night, or weekend rate and during that time it's 30c for 10 minutes.
DAY
7am to 8pm, Everyday
NIGHT
8pm to 7am, Everyday
WEEKEND
Midnight Friday to Midnight Sunday
yes OPTUS

Customer focused service



Major competitor
Friendly
Optus
Clever
Optus
Value you as a customer
Optus
Enjoy going the extra mile
Optus

Source: Ipsos brand tracking (Jan - Jun 03)

Leadership in launching new services

Sometimes words are not enough

New Optus MMS it's SMS with photos



High value focus: network quality & coverage

- FY04 goal: network parity with incumbent in NSW and Victoria

Our network today

Established ✔	Years in operation	>10 years
Scale achieved ✔	Population coverage	>94%
	Total base stations	>3600
	Total network investment to date	>A$2bn


When it comes
to coverage
we're raising
the bar

FY04 network plans: 50% of new base stations in regional areas


Base station build plan
198
95
200
200
FY03
FY04 forecast
Metropolitan
Regional

Data focus: stimulate usage beyond P2P SMS

➢ Working with customers to deliver targeted solutions


YOUR MOBILE OFFICE IS HERE.

Sally sends her clients photographs using her Optus MMS phone


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ABOUT MMS PERSONAL PROFESSIONAL

Optus first to market with

- Video MMS
- Microsoft Smartphone
- Mobile Mail over Pocket PC / Palm


NOKIA
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- GPRS pricing reduced – to stimulate data take-up

- Premium SMS content / services launched

Investment focus: efficient use of capital

➢ Network scale achieved: 94% of the population covered

Investing to drive growth

Grow share of high value customers


When it comes to coverage we're raising the bar.

Stimulate data revenues

- Group procurement
- Group development

Capex : revenue ratio reaches 10%


19%
17%
10%
FY01
FY02
FY03

Optus Mobile: strong market position

Scale

- Regionally – 37m Group customers
- Domestically – 74% size of Telstra*

Track record of performance

- Strong revenue & EBITDA growth
- Margin expansion
- Strong cash flow** generation

Clear strategic focus

- Grow share of high value customers
- Stimulate data revenues

*Based on customer numbers as at Jun 30 ** Operational EBITDA less cash capex

SingTel

Optus Mobile

SingTel Investor Day

1 October 2003